
December 13, 2011

VIA U.S. MAIL

Mr. Benjamin Mischnick
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account II: Initial Registrations on Form N-4
> NW-Destination EV 2.0 (File Nos. 333-177316 & 811-03330) and
> NW-Destination EV New York 2.0 (File Nos. 333-177319 & 811-03330)

Dear Mr. Mischnick:

The staff has reviewed the above-referenced registration statements which the Commission received on October 14, 2011. We have given them a full review and provided our comments below. Page references, section names and capitalized terms correspond to the courtesy copy of the National product (333-177316) provided to the Staff. Unless otherwise indicated comments refer to both filings and all references to form items reflect the item numbers in Form N-4.

1. Guarantees. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

2. Underlying Mutual Fund Annual Expenses (p. 7). In your response letter, please confirm that the maximum and minimum figures in the underlying fund table r include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

3. Examples (p. 8). Please include example figures in the pre-effective amendment.

4. Contract Synopsis: (pp. 8-10).
a. *Extra Value Credits (p. 9).* Please add a reference to the free-look period recapture of these credits under the "Extra Value Credits" heading in addition to the reference under the Right to Examine and Cancel" section.

b. *Standard Death Benefit (p. 9).* Please briefly describe the contract's standard death benefit.

c. *7% Lifetime Income Option & Spousal Continuation Benefit (p. 10).* Counsel has indicated that all 12 of Nationwide's new annuity products have been filed to adopt a non-discretionary, automatic investment reallocation formula requirement for participation in the contracts' Lifetime Income

Options. Per Guide 7 to Item 3 of Form N-4, the synopsis should outline the contract's key features. Please revise optional benefit summaries to add (a) basic eligibility criteria; (b) key conditions or restrictions that apply to contracts with the rider (*e.g.*, variable assets subject to automatic reallocation per non-discretionary formula); and (c) the primary risks associated with the rider. Specifically, please summarize the allocation-shifting formula requirement is, what it does (*e.g.*, limits insurance company risk under the rider), and why it matters to contractowners (*e.g.*, rider benefits are unsecured obligations, cost may exceed rider benefit; conditions may significantly limit investment gains; certain transactions may trigger contract termination, *etc.*).

5. *Investing in the Contract (pp. 11-13).*
a. The Variable Account & Underlying Mutual Funds. In the 2nd to last paragraph under this heading, please expand the new disclosure to include a comparable reference to the automatic reallocation formula required by the L.inc related rider options.

b. The Fixed Account (pp. 12-13). For the subsection entitled "Fixed Account Charges Assessed for Certain Optional Benefits," please use bold-faced type or some other means of highlighting the following language, "[h]owever, for Contract Owners that elect certain optional benefits available under the contract, a charge is assessed to assets allocated to the Fixed Account by reducing the interest crediting rate. Consequently, the charge assessed for the optional benefit will result in lower credited interest rate (reduced by the amount of the charge)…."

6. *Types of Payments Nationwide Receives (p. 14).* Please add disclosure describing any additional direct or indirect benefit Nationwide receives due to underlying investment options that are fund of funds investing in affiliated underlying (bottom-tier) funds (*e.g.*, the NVIT Investor Destinations and Cardinal funds).

7. *Amount of Payments Nationwide Receives (pp. 14-15).* Please confirm that the website link in the last sentence will direct the reader to the information described. The Staff was not able to locate this information from the current URL.

8. *Nationwide's Obligation in Connection with the 7% LIO (p. 15).* Please revise the first sentence under this heading so the reader understands that the 7% Lifetime Income Option does not guarantee purchasers will be eligible for lifetime withdrawal payments. Specifically, substitute the phrase "subject to the terms and conditions of the contract" for language that describes the conditional nature of Nationwide's obligation in a more meaningful way. A reader should understand that the rider restrictions (*i.e.*, "terms and conditions") are designed to limit the circumstances in which Nationwide ever becomes obligated to pay rider benefits in the first place.

9. *Waiver of Contingent Deferred Sales Charge (NY PRODUCT ONLY, p. 15).* Why does the New York contract specify that the 10% in subparagraph (1) is "the *net difference of* purchase payments subject to the CDSC..." while the national product does not include the italicized language?

10. *Beneficiary Protector II Option (pp. 18-19).* Is there a general fact pattern in which this option would not provide a benefit? If so, please describe the relevant circumstances.

11. *Mortality and Expense Risk Fee (p. 15).* If correct, please add "and deducted" after the word "computed" in the second sentence under this heading. The relevant statement reads, "[t]his amount is computed on a daily basis and is equal to an annualized rate of 1.30% of the Daily Net Assets of the Variable Account."

12. 7% Lifetime Income Option: Introduction (p. 19). Please revise the introductory sentence to make clear that a benefit is provided only when certain conditions are met.

13. Lifetime Income Option Investment Requirements (pp. 20-21).
a. Generally. Please expand the disclosure explaining the purpose behind the allocation evaluations and any transfers they require. The current language is not direct enough. What does it really mean to say that the reallocation "help[s] Nationwide manage its obligations to Contract Owners to pay income payments"? Explain that Nationwide uses a formula to determine when the investment allocation increases the risk that a permitted LIO withdrawal will trigger Nationwide's obligation to pay the lifetime withdrawals out of its own funds rather than the contract assets. Describe the relationship between the formula and Nationwide's designated "stable investment option" in clearer terms. Specifically, explain that the formula determines: (i) when a contractowner's underlying investments are not performing well enough to sustain the guaranteed annual withdrawals from existing contract value; and (ii) how much of the contract assets need to be reallocated to a more stable investment to ensure continued guaranteed annual withdrawals do not completely deplete contract value.

b. Impact on Underlying Fund Investors. The disclosure states that Nationwide will move contractowner assets in and out of Class II of the NVIT Bond Index Fund whenever the formula so requires. Has NW considered the impact this trading activity in the underlying fund would have on other investors who hold the same fund through other variable products? Please explain.

14. Step 3 (p. 20). This step is not described in a way that gives an investor a general sense of: (1) the market climates and changes that will cause NW to move assets to the Bond Account; and (2) the kind of market shifts that would cause NW to move assets out of the Bond Account into the funds s/he has selected. Your cover letter states that "it is not possible to provide general scenarios that would adequately describe reallocation likelihood." However, the disclosure must provide a purchaser with sufficient information to make a reasonably informed investment decision. In this case, investors should be able to predict when (generally speaking) NW may have to transfer their assets and the direction in which they would be shifted. Please provide disclosure that satisfies this threshold.

15. Lifetime Withdrawal Percentage Chart (p. 22). In the sentence below the chart, please clarify that the lifetime withdrawal percentages under the Spousal Continuation Option will be equal to or lower than the percentages without the Spousal Continuation feature.

16. Minimum Required Distribution Limitations (p. 22). Please use bold face type or some other means of drawing attention to the sentence that begins, "Contract Owners subject to minimum required distribution rules may not be able to take advantage... ." Also, in the last paragraph under "Reset Opportunities" and before "Age Based Lump Sum Settlement Options," please do the same with the sentence that begins, "[i]f the Contract Owner does not make an election within the 60 days... ."

17. Reset Opportunities (p. 23). How will resetting the current income benefit base generally affect the Target Equity Allocation? If it generally increases the likelihood Nationwide will move contractowner assets to the Bond Fund, say this directly.

18. Underwritten Lump Sum Settlement Option (p. 24). For underwritten lump sum settlements, what date is used to determine the value upon which the lump sum settlement amount is based?

19. Removal of Variable Account Charges (p. 25). Why is there no corresponding disclosure section in the New York contract prospectus? Please include your response in your EDGAR correspondence associated with the New York contract (333-177319).

20. Extra Value Credits (p. 27). The introductory paragraph states that Credits are considered earnings for purposes of all benefits under these contracts. Where applicable, please supplement the prospectus disclosure sections in which the characterization of these Credits has an impact on a particular contract benefit.

21. Partial Withdrawals to Pay Investment Advisory Fees (p. 31). If correct, please add prominent disclosure to this section stating that these withdrawals can have a significant impact on benefits under the Lifetime Income Option and cross-reference the relevant disclosure in the rider narrative.

22. Static Asset Allocation Model (p. 35). Please describe how the static asset allocation model and the automatic reallocation analysis under the 7% Lifetime Income Option work together. Are there any unique risks or advantages to contractowners who select the model to comply with the investment restrictions of this feature? Explain.

23. Combination Enhanced Death Benefit (p. 38). In the example that begins "[i]n 2016, Joe takes a partial surrender of $60,000," is the result any different if some of the transfers are equation-based transfers related to the 7% Lifetime Income Option? If not, expressly state this. Otherwise, explain any differences in the way voluntary and involuntary transfers affect this calculation.

24. Appendix D: Auto-Transfer Examples (pp. 68-69).
a. *Example 1, Step 2.* The value for EIO_N is incorrect. Please substitute $100,000 for $91,000.

b.   Example 2, Step 4(b). In the equation immediately above the narrative (the equation that begins: Transfer Amount = 78,000 - ...), the Transfer Amount value is incorrect. It should be 89,000 instead of 78,000. Please make this change.

25. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products